

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

<u>Via E-mail</u>
Patrick C.S. Lo
Chairman of the Board and Chief Executive Officer
Netgear, Inc.
350 East Plumeria Drive
San Jose, California 95134

Re: Netgear, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 0-50350

Dear Mr. Lo:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any other information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Compensation Discussion and Analysis, page 29</u>

<u>Incentive Compensation, page 32</u>

1. In correspondence dated July 13, 2010 and August 2, 2010 we issued comments relating to our review of your 2009 Form 10-K, requesting the disclosure of performance targets used in the determination of incentive compensation. Subsequently, in a letter dated August 6, 2010, you indicated that in future filings you would disclose such targets. However, in your current disclosure, while you indicate that targets relating to annual non-GAAP operating income were used to determine amounts awarded in the executive bonus plan, you do not disclose the target or targets. Please amend your Form 10-K to disclose the amount of such targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director